June 14, 2018

VIA EDGAR SUBMISSION

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E. Washington, D.C. 20549

Attention: John Reynolds

Re:	NuStar Energy L.P.
Registration Statement on Form S-4
Initially Filed on March 14, 2018
File No. 333-223671
Request for Acceleration

Dear Mr. Reynolds:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, NuStar Energy L.P., a Delaware limited partnership (the “Partnership”), hereby requests that the effective date of its Registration Statement on Form S-4 (File No. 333-223671), as amended (the “Registration Statement”) be accelerated and that the Registration Statement be declared effective at 4:30 p.m., Washington, D.C. time, on June 15, 2018, or as soon thereafter as practicable.

If you have any questions regarding the foregoing request, please contact the undersigned at (210) 918-2512.

Very truly yours, NUSTAR ENERGY L.P.

By:	Riverwalk Logistics, L.P., its general partner

By:	NuStar GP, LLC, its general partner

By:	/s/ Amy L. Perry
Amy L. Perry
Senior Vice President, General Counsel – Corporate & Commercial Law and Corporate Secretary

cc:	George J. Vlahakos, Sidley Austin LLP
Mark V. Purpura, Richards, Layton & Finger, P.A.
Igor Kirman, Wachtell, Lipton, Rosen & Katz

19003 IH-10 West ● San Antonio, Texas 78257 ● Telephone (210) 918-2000